                                                                     Exhibit 12

                       THIRD AMENDMENT TO EMPLOYMENT AGREEMENT

         THIS THIRD AMENDMENT TO EMPLOYMENT AGREEMENT ("Third Amendment"), dated as of the ___ day of _______________, 1997, is made and entered into by and between New York State Electric & Gas Corporation, a New York corporation (the "Company"), and Wesley W. von Schack (the "Executive") and amends certain provisions of the Employment Agreement, dated as of August 7, 1996, as amended ("Employment Agreement"), by and between the Company and the Executive.

         WHEREAS, the Company, in consultation with outside advisors, has determined that it is in the best interest of the Company and its shareholders to amend the Employment Agreement to clarify and to modify certain provisions.

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Section 10.1(D) of the Employment Agreement is hereby amended by adding the following words after the word "Payment" at the end of the last sentence thereof: ", but only if, and to the extent, the Executive receives a refund of any Excise Tax previously paid by the Executive pursuant to Section
10.2 hereof".

         2. The first sentence of Section 10.2(B) of the Employment Agreement is hereby amended to read in its entirety as follows:

         Subject to the provisions of Section 10.2(C) hereof, all determinations required to be made under this Section 10.2, including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be used in arriving at such determinations, shall be made by the Company's principal outside accounting firm (the "Accounting Firm") which shall provide detailed supporting calculations both to the Board and the Executive within fifteen (15) business days of the Date of Termination and/or such earlier date(s) as may be requested by the Company or the Executive (each such date and the Date of Termination shall be referred to as a "Determination Date", for purposes of this
    Section 10.2(B) and Section 10.3 hereof).

         3. Section 10.3 is hereby amended by replacing the words "the Date of Termination," wherever they may appear in such Section, with the words "each Determination Date".

         4. Section 13.2 of the Employment Agreement is hereby amended to read in its entirety as follows:

         13.2 If, at any time prior to the end of the Term (or, if later, the end of the Change-in-Control Protective Period), the Executive terminates his own employment without Good Reason (and not in connection with his Disability, Retirement or death) or the Company terminates his employment with Cause, then for a twelve-month period immediately following his Date of Termination, the Executive shall not, except as permitted by the Company upon its prior written consent, enter, directly or indirectly, into the employ of or render or engage in, directly or indirectly, any services to any person, firm or corporation within the "Restricted Territory," which is a major competitor of the Company with respect to products which the Company is then producing or services the Company is then providing (a "Competitor"). However, it shall not be a violation of the immediately preceding sentence for the Executive to be employed by, or render services to, a Competitor, if the Executive renders those services only in lines of business of the Competitor which are not directly competitive with the primary lines of business of the Company or are outside of the Restricted Territory. For purposes of this Section 13.2, the "Restricted Territory" shall be the states of Maryland, New Jersey, New York and Pennsylvania.

         5. Paragraph (II) of Section 20(E) of the Employment Agreement is hereby amended to read in its entirety as follows:

         (II) during any period of two consecutive years (not including any period prior to the date of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in paragraph (I), (III) or (IV) of this Change-in-Control definition or a director whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitations of proxies or consents by or on behalf of a Person other than the Board) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

         6. Section 20(F) of the Employment Agreement is hereby amended to read in its entirety as follows:

         (F) "Change-in-Control Protective Period" shall mean the period from the occurrence of a Change-in-Control until the later of (i) the second anniversary of such Change-in-Control or, (ii) if such Change-in-Control shall be caused by the shareholder approval of a merger or consolidation, as described in Section 15(E)(III) hereof, the second anniversary of the consummation of such merger or consolidation, provided, however, that in the event that the agreement providing for such merger or consolidation, as described in Section 15(E)(III) hereof, is terminated without consummation of such merger or consolidation, the Change-in-Control Protective Period shall expire 90 days following such termination, unless there has occurred another event constituting a Change-in-Control, in which case the Change-in-Control Protective Period shall expire upon the date described herein with respect to such subsequent Change-in-Control.

         7. Section 20(N)(I) of the Employment Agreement is hereby amended to read in its entirety as follows:

         (I) the assignment to the Executive of any duties inconsistent with the Executive's status as an executive officer of the Company or a substantial alteration in the nature or status of the Executive's responsibilities from those in effect immediately prior to the Change-in-Control (including, without limitation, any such alteration attributable to the fact that the Company may no longer be a public company);

         8. Section 20(N)(II) of the Employment Agreement is hereby amended to read in its entirety as follows:

         (II) a reduction by the Company in the Executive's annual base salary as in effect on the date hereof or as the same may be increased from time to time;

         9. Section 20(N)(IV) of the Employment Agreement is hereby amended to read in its entirety as follows:

         (IV) the failure by the Company, without the Executive's consent, to pay to the Executive any portion of the Executive's current compensation, or to pay to the Executive any portion of an installment of deferred compensation under any deferred compensation program of the

    Company, within seven (7) days of the date such compensation is due.

         10.  The Employment Agreement is hereby further amended by deleting
Exhibit I thereto in its entirety.

         11. Except as expressly modified hereby, the terms and provisions of the Employment Agreement remain in full force and effect.

         IN WITNESS WHEREOF, the parties have caused this Third Amendment to be duly executed and delivered as of the date first above written.

NEW YORK STATE ELECTRIC                EXECUTIVE
  & GAS CORPORATION

By:
   ------------------------------      -----------------------------